ELMCORE SECURITIES LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2022

ELMCORE SECURITIES LLC

Table of Contents

	PAGE
SEC Form X-17A-5	1 - 2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Information	
Schedule I Statement of Net Capital	11
Schedule II Determination of Reserve Requirements	12
Schedule III Information Relating to Possession or Control	12
Assertions Regarding Exemption Provisions	13
Report of Independent Registered Public Accounting Firm	14

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SEC FILE NUMBER
8-68946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elmcore Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 W. Madison St. Suite 1000
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Felix Danciu	(312) 488-4008	info@elmcore.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W.
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 25, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Felix Danciu___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Elmcore Securities LLC___ , as of ___January 24___ , 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JACLYN DOLAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 4, 2026

Signature: _____

Title: ___CEO___

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Elmcore Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Elmcore Securities, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Elmcore Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elmcore Securities, LLC's management. My responsibility is to express an opinion on Elmcore Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Elmcore Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Elmcore Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Elmcore Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson, CPA

I have served as Elmcore Securities, LLC's auditor since 2013.

Tarzana, California

January 20, 2023

ELMCORE SECURITIES LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	203,094
Accounts Receivable		201,119
Other Assets		130
Total Assets	$	404,344

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	11,263
Due to Related Party		34,012
Total Liabilities	$	45,275

MEMBER'S EQUITY

Member's Equity	$	359,069
Total Liabilities and Member's Equity	$	404,344

ELMCORE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2022

REVENUE	
Investment Banking Fees; M&A Advisory	$ 1,045,398
Total Revenue	$ 1,045,398
EXPENSES	
Salaries and Benefits	279,164
Occupancy and Equipment Expenses	17,584
Travel and Entertainment	15,071
Research	12,478
Regulatory Fees	16,075
Promotional Fees	2,965
Technology, Data and Communication Costs	10,155
Other General and Administrative Expenses	1,254
Fees Paid to Third-Party Service Providers	280
Total Expenses	355,027
NET INCOME	$ 690,372

ELMCORE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

	Total Member's Equity
Beginning Balance December 31, 2021	$1,049,947
Member Contribution	0
Member Distribution	(1,381,249)
Net Income	690,372
Ending Balance December 31, 2022	$ 359,069

ELMCORE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2022

Operating Activities		
Net Income	$	690,372
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts Receivable of Non-Cash (Stock)		301,249
Accounts Receivable of Cash		(502,223)
Other Assets		58
Accounts Payable		24,988
Total Adjustments		(175,927)
Net Cash Provided by Operating Activities		514,444
Financing Activities		
Member Distributions of Non-Cash (Stock)		(301,249)
Member Distributions of Cash		(1,080,000)
Net Cash Used by Financing Activities		(1,381,249)
Decrease in Cash		(866,805)
Cash, Beginning of Year		1,069,899
Cash, End of Year	$	203,094

Supplemental Disclosure of Cash Flow Information

Cash Paid During the Year for:	
Interest	0
Taxes	0

Notes to Financial Statements
For the Year Ended December 31, 2022

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Elmcore Securities LLC (the "Company") was formed in May 2011 in the State of Nevada as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Elmcore Group Inc. is the sole member of the Company. The Chief Executive Manager of the Company is Felix Danciu, who owns a majority of the stock of Elmcore Group Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its member, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership; therefore, in lieu of business income taxes, the member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for years ended December 31, 2019 through 2021.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Cash is maintained at financial institutions and may exceed federally insured limits. The Company has never experienced any losses related to these balances.

During the year ended December 31, 2022, two customers accounted for 76% of the total revenue.

Notes to Financial Statements
For the Year Ended December 31, 2022

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, is the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Warrants in the amount of $2 are considered Level 3 inputs at December 31, 2022.

Management has reviewed the results of operations for the period of time from its year end December 31, 2022 through January 20, 2023, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, whereby the nature of which would require disclosure.

<u>ASC 606 REVENUE RECOGNITION</u>

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Notes to Financial Statements
For the Year Ended December 31, 2022

Nature of Services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)", from which the Company generates its revenue. For more detailed information about reportable segments, see below.

> Fees Earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; and, fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Note 2: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company has an expense sharing agreement with its sole member, Elmcore Group Inc., and shares a proportional amount of the common expenses as outlined in its expense sharing agreement, as amended from time to time. The Company incurred $296,878 to its related parties for the year ended December 31, 2022 to include $279,164 in salaries and benefits, $17,222 in occupancy and equipment expenses, and $492 in technology, data and communication costs. At December 31, 2022, the Company owed $34,012 to Elmcore Group Inc.

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement since it has an expense sharing agreement with its parent company.

There was no litigation during the year ended December 31, 2022.

Note 3: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022 the Company had net capital of $157,820, which was $152,820 in excess of its required net capital of $5,000; additionally, and the Company's ratio of aggregate indebtedness of $45,275 to net capital was 0.3 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker-dealer.

ELMCORE SECURITIES LLC

Schedule I
Statement of Net Capital
For the Year Ended December 31, 2022

	Focus 12/31/22	Audit 12/31/22	Change
Member's Equity, December 31, 2022	$ 359,069	$ 359,069	0
Less: Non-Allowable Assets:			
Other Assets	201,249	201,249	0
Tentative Net Capital	157,820	157,820	0
Haircuts	0	0	0
Net Capital	157,820	157,820	0
Minimum Net Capital	5,000	5,000	0
Excess Net Capital	152,820	152,820	0
Aggregate Indebtedness	$ 45,275	$ 45,275	0
Ratio of Aggregate Indebtedness to Net Capital	0.29	0.29	

ELMCORE SECURITIES LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3(b)
December 31, 2022

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Assertions Regarding Exemption Provisions

I, as a member of management of Elmcore Securities LLC, a Nevada limited liability company (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory services and private placements of securities as an agent.

The Company met the identified exemption provision without exception throughout the period ending January 1, 2022 through December 31, 2022.

Elmcore Securities LLC,
a Nevada limited liability company

By: _____

Felix Danciu, CEO

_____
(Name and Title)

January 20, 2023

_____
(Date)

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Elmcore Securities LLC
Chicago, Illinois

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Elmcore Securities LLC, stated that Elmcore Securities LLC's, business activities are limited to mergers and acquisitions advisory services and private placements of securities as an agent and that it has not held customer funds or securities and that Elmcore Securities LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Elmcore Securities LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Elmcore Securities LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Elmcore Securities LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 20, 2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Elmcore Securities LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Elmcore Securities LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Elmcore Securities LLC the "Company") for the year ended December 31, 2022, solely to assist you and SIPC in evaluating Elmcore Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 20, 2023